Notification of Record Date for the Annual General Meeting and Extraordinary General Meeting

Valley Cottage, New York, June 12, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced that the record date for its Annual General Meeting and Extraordinary General Meeting (collectively, the “Meetings”) scheduled for July 17, 2008, is hereby amended so that shareholders of record at the close of business on June 12, 2008 are entitled to notice of, and to vote at the Meetings. All shareholders are cordially invited to attend the Meetings in person.

ADR holders shall receive a proxy with the relevant voting instructions regarding voting at such Meetings.

The Notice of the Meetings is available for the public at the US Securities Exchange Edgar site: http://www.sec.gov/ and at the Israel Securities Authority's site: www.magna.isa.gov.il.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225